SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of April 2007, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated April 4, 2007
  2. Press Release dated April 11, 2007
  3. Press Release dated April 20, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Elena Kinakin

Name: Elena Kinakin
Title: Vice President Finance and CFO
Dated: April 20, 2007

MEDIA ADVISORY
Spectrum Signal Processing to Host Special Meeting of Shareholders Conference Call and Live Audio Webcast
Burnaby, B.C., Canada – April 4, 2007 – Spectrum Signal Processing Inc. will hold a Special Meeting of its shareholders at 10:00am Pacific / 1:00pm Eastern time in the Main Boardroom at McCarthy Tetrault LLP, 777 Dunsmuir Street, Suite 1300, Vancouver, British Columbia. Mr. Irving Ebert, Chair of Spectrum’s Board of Directors will oversee the meeting. A conference call has been set up for those unable to attend in person.
To access the Spectrum Conference Call:
Date: Friday, April 20, 2007
Time: 10:00 am Pacific / 1:00 pm Eastern
Dial-in number: 1.866.370.1119. A replay of the call will be available from April 20, 2007 to April 27, 2007 and can be accessed by dialing 1.866.501.5559 followed by the access code 21226202#.
Webcast: The live audio webcast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until April 27, 2007.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
President & CEO
Phone: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

F O R . I M M E D I A T E . R E L E A S E
Spectrum’s flexComm Sensor Data Link Modem System Provides
Rapid Deployment for Surveillance Applications in Littoral Waters
The commercially available system connects fixed or mobile remote sensors to a central processing station via wireless data link
Ottawa, ON, Canada – April 11, 2007 — Spectrum Signal Processing Inc. today announced at the CANSEC 2007 tradeshow the availability of its flexComm™ Sensor Data Link Modem System (SDLMS) designed for the protection and monitoring of littoral waters. The commercial-off-the-shelf SDLMS consists of two subsystems; a software defined radio (SDR) modem transceiver subsystem for the shipborne radio gateway and one or more remote sensor modem transceiver subsystems for the sensor radios. These radios are designed for rugged, low power, space-constrained deployments, such as in a buoy connected to a hydrophone array, in an unmanned underwater vehicle (UUV), an unmanned surface vehicle (USV) or an unmanned aerial vehicle (UAV).
The SDLMS is designed to provide continuous coverage over vast ocean areas for extended periods in order to detect quiet nuclear submarines, diesel-electric submarines running on batteries, ships exiting or entering port and mine-laying operations. Spectrum’s integrated solution is architected to meet the processing and bandwidth requirements of today’s most common data link waveforms, including STANAG 7085, T-CDL, Wideband Networking Waveform (WNW) and 802.16 (WiMAX).
“Spectrum’s Sensor Data Link Modem System offers a complete end-to-end solution that is available off-the-shelf for customers looking to deploy littoral surveillance systems quickly,” said Mark Briggs, Vice President, Marketing at Spectrum Signal Processing. “The SDLMS utilizes a common architecture between the shipborne and remote subsystems that is designed to reduce program development schedule, training costs and long term support burdens. By using a common hardware architecture and software stack, the SDLMS allows customers to reuse program code between the sensor and shipborne application.” Mr. Briggs adds, “Under the Modified COTS process, Spectrum’s application engineers can work with customers to modify the SDLMS to meet specific deployment requirements, freeing the customers’ in-house resources to focus on deployment-critical functionality.”
Shipborne Transceiver Subsystem
The SDLMS shipborne transceiver subsystem consists of 8 channels of IF input and output utilizing software reconfigurable processor technology such as field-programmable gate arrays (FPGA), digital signal processors (DSP) and general purpose processors (GPP). The system incorporates industry-standard digital and serial interfaces to external RF/IF subsystems. System software data flow examples demonstrating representative application data flows are provided as part of the overall package, along with a suite of built-in-test (BIT) software libraries. The base transceiver subsystem is packaged in a rugged, EMI tight rack-mounted 9U chassis that is ready for deployment in a shipborne environment.
Remote Transceiver Subsystem
The remote transceiver subsystem of the SDLMS is packaged in a small 3U CompactPCI® form-factor that is conduction-cooled and ready for integration into your remote sensor package. The remote transceiver subsystem features a processor architecture that is virtually identical to the base transceiver architecture consisting of software reconfigurable processor technology combined into an integrated package that is size, weight and power optimized for deployment in harsh environments and where power is limited.
The SDLMS has already begun shipping and is available for order immediately.
For more information on the Sensor Data Link Modem System, please visit www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

1

FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm is a trademark of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industrial Computer Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Vice President, Marketing	President and Chief Executive Officer
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

2

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Shareholders Approve
Arrangement with Vecima Networks
Burnaby, B.C., Canada – April 20, 2007 – Spectrum Signal Processing Inc. (“Spectrum”) today announced that the proposed statutory plan of arrangement (the “Arrangement”) involving Spectrum, its shareholders and Vecima Networks Inc. (“Vecima”) has been approved by Spectrum’s shareholders. At the special meeting of Spectrum shareholders held this morning, the Arrangement was approved by more than 92% of the shareholders voting.
The closing of the transaction remains subject to court approval in Canada as well as satisfaction or waiver of other conditions specified in the Arrangement Agreement entered into on February 16, 2007, including the approval of the United States Department of State and the Committee on Foreign Investments in the United States (CFIUS). Subject to such regulatory approvals being obtained, or the conditions waived by Vecima, an application for final court approval is scheduled to be heard by the British Columbia Supreme Court on April 27, 2007. If court approval is obtained and the other conditions to closing are satisfied or waived, the transaction is expected to close on May 2, 2007.
After closing, all Spectrum shareholders will be entitled to receive the consideration they have elected, or are deemed to have elected, to receive for their Spectrum common shares. Such consideration will be the equivalent of Cdn$0.8939 per Spectrum share based on a value per Vecima common share of Cdn$10.06 which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that Spectrum and Vecima executed a non-binding letter of intent. Spectrum shareholders were entitled to elect to receive the consideration in cash, Vecima shares or some combination of cash and Vecima shares, subject to maximum aggregate cash consideration of Cdn$10,075,000 and a maximum of 820,000 Vecima shares. Registered Spectrum shareholders who did not deliver a letter of transmittal and election form to Computershare Investor Services Inc. by 4:00 p.m. (Pacific time) on April 18, 2007 are deemed to have elected to receive consideration comprised of cash of Cdn$0.4915 and 0.04 of one Vecima share for each of their Spectrum shares.
ABOUT VECIMA NETWORKS INC.
Vecima Networks Inc. (TSX: VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fiber to the home and IP video. For more information on Vecima, please visit www.vecimanetworks.com.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Spectrum’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, the uncertainty surrounding the transaction with Vecima Networks Inc., the disruption to the business related to the pendency of the transaction with Vecima Networks Inc., uncertainty pertaining to Spectrum’s NASDAQ listing, going concern note, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, dependence on third party suppliers, export controls, intellectual property rights, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. Spectrum wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. Spectrum may or may not update these forward-looking statements in the future.

flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com